Exhibit 99.5

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. :+ 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
The Netherlands: Total exercises its pre-emptive rights over the shares offered for sale of the Vlissingen refinery by Dow Chemical
(45%) and receives a binding offer from Lukoil
Paris, June 19, 2009 — Total, the majority shareholder (55%) of the Vlissingen refinery, exercised its pre-emptive rights over the shares (45%) of this asset that were offered for sale by Dow Chemical.
Concurrently, Lukoil submitted to Total a binding purchase offer for these shares (45%), which constitutes the development of a new partnership between the two companies. Russian crude oil, for which Lukoil is one of the major suppliers, represents one of the main sources of the Vlissingen refinery. More broadly, this type of crude oil represents a significant portion for the supply of Total’s European refineries.
This transaction is subject to the approval by the relevant authorities.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com